UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D
                            (AMENDMENT NO. 1)

                  Under the Securities Exchange Act of 1934


                               HIA, INC.
                           (Name of Issuer)

                  Common Stock, par value $.01 per share
                     (Title of Class of Securities)

                              404192106
                            (CUSIP Number)


                           Alan C. Bergold
                        1105 W. 122nd Avenue
                       Westminster, CO  80234
                           (303) 350-3282
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                          March 1, 1989
               (Date of Event which Requires Filing
                        of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)
(3) or (4), check the following box: [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




404192106
(CUSIP Number)

(1)	Names of Reporting Persons
		Alan C. Bergold
	I.R.S. Identification No. of Above Persons (entities only)
                Not Applicable

(2)	Check the Appropriate Box if a Member of a Group (a)  [  ] (b)  [X ]

(3)	SEC Use Only

(4)	Source of Funds
                PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
	Items 2(d) or 2(e)
                [  ]

(6)	Citizenship or Place of Organization
                United States

Number of       (7)  Sole Voting Power        2,754,834 Common Shares
Shares
Beneficially    (8)  Shared Voting Power              0 Common Shares
Owned by
Each Reporting
Person		(9)  Sole Dispositive Power   2,754,834 Common Shares
With
               (10)  Shared Dispositive Power         0 Common Shares


(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
                2,754,834 Common Shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

(13)	Percent of Class Represented by Amount in Row (11)
		28.4% of Common Shares

(14)	Type of Reporting Person
                IN

________________________________

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D
			   (AMENDMENT NO. 1)

                              Statement of

                            ALAN C. BERGOLD

                    Pursuant to Section 13(d) of the
                    Securities Exchange Act of 1934

                             in respect of

                               HIA, INC.
                      (Commission File No. 0-9599)

This amendment No. 1 amends and restates in its entirety the Schedule 13D filed by Alan C. Bergold on September 1, 2005. Mr. Bergold filed his 13D simultaneously with a separate Schedule 13D being filed by Carl J. Bentley and Mr. Bentleys Schedule 13D information was inadvertently attached to the
Schedule 13D filed by Mr. Bergold.

ITEM 1.  SECURITY AND ISSUER

        This statement relates to the common stock, par value $0.01 per share, of HIA, Inc., a New York corporation ("HIA"). The principal executive offices of HIA are located at 1105 W. 122nd Avenue, Westminster, CO 80234.

ITEM 2.  IDENTITY AND BACKGROUND

        This statement is filed on behalf of Alan C. Bergold, an individual and resident of the State of Colorado (the "Reporting Person"). The Reporting Person's principal business address is 1105 W. 122nd Avenue, Westminister,
CO 80234. The Reporting Person has served as a director of HIA since 1981, as President of HIA since 1996 and as Vice President of Finance and as a director of CPS Distributors, Inc., a wholly-owned subsidiary of HIA, since 1985.

        The Reporting Person is a United States citizen. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, the Reporting Person is not and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person has acquired shares of HIA common stock as indicated in the table below. All of such acquisitions were made with personal funds of the Reporting Person, except for the January 31, 1990 transactions, in which HIA issued stock to the Reporting Person in lieu of cash compensation.


			Purchase
			Price Paid   Total Purchase
	     Number of	Per Share    Price Paid for
  Date of    Shares  	for Shares      Shares
Acquisition  Acquired	Acquired       Acquired	     Form of Acquisition

 6/05/1985    15,400 	$0.3250       $5,005.00    Exercise of stock options.

 5/05/1986       650 	$0.1000          $65.00    Stock purchase from HIA
						   shareholder in privately
						   negotiated transaction.

 2/24/1987   185,701 	$0.0309       $5,737.20    Stock purchase from HIA.

12/24/1987    65,000 	$0.0500       $3,250.00    Stock purchase from HIA
                                                   shareholder in privatelyn
                                                   negotiated transaction.

 3/31/1988   113,442 	$0.0422       $4,787.25    Stock purchase from HIA.

 3/31/1988     8,225 	$0.0500         $411.25	   Stock purchase from HIA.
                                                   shareholder in privately
						   negotiated transaction.

 3/31/1988    50,000 	$0.0500       $2,500.00    Stock purchase from HIA.
						   shareholder in privately
						   negotiated transaction.

 3/01/1989   120,244 	$0.0528       $6,348.88    Stock purchase from HIA.

 4/06/1989     7,000 	$0.0350         $245.00    Stock purchase from HIA
						   shareholder in privately
						   negotiated transaction.

 4/28/1989   100,000 	$0.0350       $3,500.00    Exercise of stock options.

 1/31/1990    72,405 	$0.0000           $0.00    Stock in lieu of cash
						   compensation.

 1/31/1990    30,800 	$0.0000           $0.00    Stock in lieu of cash
						   compensation.

 4/30/1990    25,000 	$0.0320         $800.00    Stock purchase from HIA
						   shareholder in privately
						   negotiated transaction.


			Purchase
			Price Paid   Total Purchase
	     Number of	Per Share    Price Paid for
  Date of    Shares  	for Shares      Shares
Acquisition  Acquired	Acquired       Acquired	     Form of Acquisition

 5/08/1990     4,000 	$0.2025         $810.00    Stock purchase from HIA
						   shareholder in privately
						   negotiated transaction.

10/05/1990    31,000 	$0.0350       $1,085.00    Stock purchase from HIA
						   shareholder in privately
						   negotiated transaction.

 3/27/1991    60,000 	$0.0352       $2,112.00    Stock purchase from HIA
						   shareholder in privately
						   negotiated transaction.

 7/20/1991    75,000 	$0.0357       $2,675.00    Stock purchase from HIA
						   shareholder in privately
						   negotiated transaction.

10/25/1991    67,500 	$0.0350       $2,362.50    Stock purchase from HIA.

 1/26/1994    17,000	$0.1000	      $1,700.00	   Stock purchase from HIA
						   shareholder in privately
						   negotiated transaction.

 1/29/1994    32,000	$0.1000	      $3,200.00	   Stock purchase from HIA
						   shareholder in privately
						   negotiated transaction.

 2/22/1994    53,434	$0.0206	      $1,101.95	   Stock purchase from HIA.

 7/15/1994   107,143	$0.1400	     $15,000.00	   Exercise of stock options.

 5/24/1995    92,857	$0.1400	     $13,000.00	   Exercise of stock options.

12/18/1995    53,600	$0.1730	      $9,272.80	   Stock purchase from HIA
						   shareholder in privately
						   negotiated transaction.

11/24/1996   77,053	$0.2081	     $16,038.10	   Stock purchase from HIA.

12/11/1997  176,430 	$0.1964	     $34,652.62    Stock purchase from HIA.

12/31/1997  200,000 	$0.1859	     $37,170.00    Exercise of stock options.

12/31/1998  100,000 	$0.2228      $22,282.20    Exercise of stock options.

12/31/1998   61,763 	$0.1646	     $10,168.66    Stock purchase from HIA.

12/30/1999  200,000 	$0.1859      $37,170.00    Exercise of stock options.

12/30/2000  200,000 	$0.2500	     $50,000.00    Exercise of stock options.

 8/17/2003  250,000 	$0.2000	     $50,000.00    Exercise of stock options.

			Purchase
			Price Paid   Total Purchase
	     Number of	Per Share    Price Paid for
  Date of    Shares  	for Shares      Shares
Acquisition  Acquired	Acquired       Acquired	     Form of Acquisition

12/30/2005  102,187	$0.5000	     $51,093.50	   Exercise of stock options.

 Totals   2,754,834 	            $393,543.50


ITEM 4.  PURPOSE OF TRANSACTION.

        At the time of each acquisition of HIA common stock, the Reporting Person was serving as an officer and director of HIA. The option grants and stock sales were made to the Reporting Person by HIA as part of HIA's corporate objective to successfully attract and retain the best possible candidates for positions of responsibility and to motivate those individuals to strive to enhance HIA's growth and profitability. The Reporting Person did not make any of his acquisitions for the purpose of obtaining control of HIA, other than control incident to his position as an officer and director of HIA.

        On August 29,2005, the Reporting Person, together with Carl J. Bentley and Donald L. Champlin (collectively, the "Principal Shareholders") filed a statement on Schedule 13E-3, pursuant to which the Principal Shareholders announced their intention to cause HIA to effect a 1-for-45,000 reverse stock split of all outstanding shares of common stock that would result in the Principal Shareholders owning approximately 97% of the outstanding shares of HIA common stock after the reverse split. As a result of the reverse split transaction, HIA would terminate its registration under the Securities Exchange Act of 1934 and would no longer be required to file periodic reports with the Securities and Exchange Commission. HIA common stock would no longer be quoted on the OTC Bulletin Board and price quotations for the common stock would no longer be available.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Person beneficially owns 2,754,834 shares of HIA common stock, which shares represent 28.4% of such class of stock. The Reporting Person has sole voting and dispositive power with respect to such shares and does not have shared voting and dispositive power with respect to any HIA common stock.

        (c) On December 22, 2005, Mr. Bergold exercised previously issued stock options to acquire a total of 102,187 shares of HIA common stock at a purchase price of $0.50 per share. The Reporting Person has not executed any other transactions in HIA common stock during the 60 days prior to the filing of this Schedule 13D. Please see Item 3 above for a description of all acquisitions of HIA common stock by the Reporting Person.


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
	WITH RESPECT TO SECURITIES OF THE ISSUER

        The Principal Shareholders are all party to a Shareholders Agreement with HIA. Upon the death of a Principal Shareholder, the surviving Principal Shareholders are obligated to purchase, and the estate of the deceased Principal Shareholder is obligated to sell, some or all of the deceased Principal Shareholder's shares of HIA common stock in accordance with the Shareholders Agreement. The purchase price per share for any such purchase is the greater of $1.75 or seven times the net profit of HIA (before taxes, management's incentive bonuses, and HIA's profit sharing and 401(k) contributions) for the most recent fiscal year prior to the death of the Principal Shareholder, divided by the number of shares of common stock issued and outstanding as of the end of such fiscal year.

        Each Principal Shareholder has purchased life insurance policies on the lives of the other two Principal Shareholders to fund the purchase of shares pursuant to the Shareholders Agreement. Each surviving Principal Shareholder is obligated to purchase a number of the deceased Principal Shareholder's shares equal to the amount of life insurance proceeds received by the surviving Principal Shareholder divided by the aggregate purchase price for the deceased Principal Shareholder's shares. If the proceeds of the life insurance policies are insufficient to purchase all of the deceased Principal Shareholder's shares, the surviving Principal Shareholders and HIA have the option (but no obligation) to purchase any remaining shares. The purchase price for any remaining shares will be paid first from the proceeds of any key man life insurance policy held by HIA (if HIA elects to purchase) and the balance with a promissory note bearing interest at 6% per year with principal and interest payable in 120 equal monthly installments beginning 60 days after the Principal Shareholder's death.

        No Principal Shareholder may transfer any of his shares of HIA common stock unless the transferee signs an agreement to be bound by the Shareholders Agreement.

        Other than as described in this item and in Item 4 above there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of HIA, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit  No.				Description

    (1)		Shareholders Agreement dated May 18, 2005 by and among HIA,
		Inc., Carl J. Bentley, Alan C. Bergold and Don Champlin.





                                   SIGNATURE
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 4, 2006			        /s/ Alan C. Bergold
					Alan C. Bergold





                                EXHIBIT INDEX

Exhibit No.				Description

  (1)		Shareholders Agreement dated May 18, 2005 by and among HIA,
		Inc., Carl J. Bentley, Alan C. Bergold and Don Champlin.